

Mail Stop 4561

July 29, 2009

Willem Fuchter
Chief Executive Officer
Constitution Mining Corp.
Pasaje Mártir Olaya 129, Oficina 1203
Centro Empresarial José Pardo Torre A
Miraflores, Lima
Perú

>   **Re: Constitution Mining Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 20, 2009**
>   **File No. 000-49725**

Dear Mr. Fuchter:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 1: Approval of an Agreement and Plan of Merger, page 3

1.   We note that in adopting new bylaws under Delaware law, it appears that you have made discretionary changes that are not necessitated by the change from Nevada law to Delaware law. For instance, your proposed Delaware bylaws provide that the number of directors may be fixed from time to time by a majority vote of the board of directors, whereas your current Nevada bylaws provide that neither the maximum nor the minimum number of directors can be changed except by an amendment to the articles of incorporation approved by a majority of your shareholders. As another example, we note that your proposed Delaware bylaws require the affirmative vote of at least seventy-five percent of your shareholders to, among other things, amend the bylaws, whereas your current

Nevada bylaws may be amended or otherwise modified by the affirmative vote of a majority of your shareholders. Please revise your filing to specifically identify material changes in your charter documents that are not merely the default result of Delaware statutes. Present each of these charter document changes as a separate item to be voted upon (apart from your reincorporation proposal), with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal. Further, if you have elected to include provisions in your new charter documents that offer management greater flexibility or impose greater burdens on shareholders than the result the Delaware statute would impose absent the provisions, this should be disclosed.

2.   In your discussion of the proposed changes to your bylaws, please identify any charter provision having anti-takeover effects and address the overall impact of such provisions, if adopted. See SEC Release No. 34-15230 (October 13, 1978).

3.   We note your statement that the board of directors believes that the reincorporation from Nevada to Delaware will benefit your company and shareholders. Your discussion should be balanced to include any disadvantages that may be imposed on shareholders as a result of the change.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (414) 978-8918
        Chad J. Wiener, Esq.
        Quarles & Brady LLP